Exhibit 1

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2005

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

(millions of dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	306	315	609	626

Expenses
Operating expenses	97	97	193	198
Depreciation	75	76	149	147
	172	173	342	345

Operating Income	134	142	267	281

Other Expenses / (Income)
Financial charges	55	57	113	119
Allowance for funds used during construction	—	—	(1)	—
Other	—	3	—	(3)
	55	60	112	116

Income before Income Taxes	79	82	155	165

Income Taxes	35	43	71	74

Net Income	44	39	84	91

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

(millions of dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash Generated from Operations
Net income	44	39	84	91
Depreciation	75	76	149	147
Future income taxes	(5)	(4)	(3)	(3)
Funds generated from operations	114	111	230	235
(Increase)/decrease in operating working capital	(44)	(15)	18	36
Net cash provided by operating activities	70	96	248	271

Investing Activities
Capital expenditures	(12)	(12)	(36)	(26)
Deferred amounts and other assets	19	12	8	11
Net cash provided by/(used in) investing activities	7	—	(28)	(15)

Financing Activities
Common share dividends	—	(125)	(40)	(125)
Long-term debt issue	—	—	300	—
Long-term debt repaid	(112)	(9)	(112)	(9)
Decrease in amounts due to parent	35	38	(368)	(122)
Net cash used in financing activities	(77)	(96)	(220)	(256)

Increase in Cash	—	—	—	—
Cash at Beginning of Period	—	—	—	—
Cash at End of Period	—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

(millions of dollars)

	June 30 2005	December 31 2004
	(unaudited)	(audited)

ASSETS

Current Assets
Accounts receivable	104	116
Inventories	26	28
	130	144

Plant, Property and Equipment	4,399	4,513
Other Assets	52	49
Future Income Taxes	42	38

	4,623	4,744

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities
Accounts payable	39	33
Due to parent	123	491
Accrued interest	33	34
Long-term debt due within one year	76	124
	271	682

Deferred Amounts	69	72

Long-Term Debt	2,530	2,281

Common Shareholder’s Equity
Common shares	1,706	1,706
Retained earnings	47	3
	1,753	1,709

	4,623	4,744

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

(millions of dollars)

	Six Months Ended June 30
	2005	2004
	(unaudited)	(unaudited)

Balance at Beginning of Period	3	261

Net income	84	91
Common share dividends	(40)	(125)

Balance at End of Period	47	227

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

Note to Consolidated Financial Statements

(unaudited)

NOTE 1     Significant Accounting Policies

The consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies applied are consistent with those outlined in the company’s annual financial statements for the year ended December 31, 2004.  These consolidated financial statements for the six months ended June 30, 2005 do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2004 annual financial statements.   Amounts are stated in Canadian dollars unless otherwise indicated.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2     Long-term Debt

In January 2005, NGTL issued $300 million of medium-term notes bearing interest at 5.10 per cent due to TransCanada PipeLines Limited.  The proceeds from this issuance were used to reduce the amounts due to parent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management’s Discussion and Analysis (MD&A) dated July 28, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL or the company) for the six months ended June 30, 2005 and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2004.  Additional information relating to NGTL, including the company’s Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com under NOVA Gas Transmission Ltd.  Amounts are stated in Canadian dollars unless otherwise indicated.

Financial Review

NGTL’s net income was $44 million in second quarter 2005, compared to $39 million for the same quarter in 2004.  Second quarter net income is higher in 2005 because of an adjustment to the non-regulated deferred tax expense partially offset by lower investment base earnings due primarily to a lower investment base in the Alberta System.  Net income for the six months ended June 30, 2005 was $84 million, a decrease of $7 million compared to the same period in 2004.  The decrease in year-to-date net income is primarily due to a lower average investment base for the Alberta System in 2005 and a tax refund recognized in first quarter 2004 which was partially offset by an adjustment to the non-regulated deferred tax expense in second quarter 2005.

Liquidity and Capital Resources

Funds Generated From Operations

Funds generated from operations for second quarter 2005 were $114 million compared to $111 million for second quarter 2004.  Funds generated from operations were $230 million for the six months ended June 30, 2005 compared to $235 million for the same period in 2004.

NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2004.

Investing Activities

In the three months ended June 30, 2005, capital expenditures totalled $12 million (2004 - $12 million).  Net capital expenditures for the six months ended June 30, 2005 totalled $36 million compared to $26 million for the same period in 2004.  Capital spending was comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

During the six months ended June 30, 2005, all required financing was provided by NGTL’s parent company, TransCanada PipeLines Limited (TCPL).  In January 2005, NGTL issued $300 million of 5.10 per cent medium-term notes due 2017 to TCPL.  NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.

TCPL, as the sole shareholder of NGTL, receives all the dividends declared on the 100,004 common shares.  On March 31, 2005, NGTL’s Board of Directors declared a dividend of $40 million.  The dividend was paid in second quarter 2005.

Contractual Obligations

The only material change to NGTL’s contractual obligations since December 31, 2004 was the issue of   $300 million in medium term notes due 2017 to TCPL.  At June 30, 2005, principal repayments resulting from maturities and sinking fund obligations related to long-term debt are now as follows:

PRINCIPAL REPAYMENTS

Year Ended December 31 (millions of dollars)

	Remainder 2005	2006	2007	2008	2009	2010+

Long-term debt	12	76	111	167	9	2,231

For further information on these contractual obligations, refer to the MD&A in NGTL’s 2004 Annual Information Form.

Related Party Transactions

All transactions with related parties occurred in the normal course of operations under normal commercial terms.

TCPL:  NGTL relies on TCPL to provide administrative and operating services.  Costs for such administrative and operating services are recorded on the company’s financial statements at the amount determined in accordance with policies which are subject to regulatory review.  During second quarter 2005, NGTL made interest payments to TCPL in the amount of $9 million (2004 - $11 million).  During the six months ended June 30, 2005, NGTL made interest payments to TCPL in the amount of $21 million (2004 - $23 million).

Foothills Pipe Lines (Alta.) Ltd.:  TCPL, both directly and indirectly through its interest in Foothills Pipe Lines Ltd., has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd.  During second quarter 2005, NGTL recorded $18 million (2004 – $17 million) for gas transportation services provided by Foothills Pipe Lines (Alta.) Ltd.  During the six months ended June 30, 2005, NGTL recorded $35 million (2004 – $34 million) for gas transportation services provided by Foothills Pipe Lines (Alta.) Ltd.

Risk Management

NGTL’s market, financial and counterparty risks remain substantially unchanged since December 31, 2004. For further information on risks, refer to MD&A in NGTL’s 2004 Annual Information Form.

Controls and Procedures

As of the end of the period covered by this quarterly report, NGTL’s management, together with NGTL’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of NGTL have concluded that the disclosure controls and procedures are effective.

There were no changes in NGTL’s internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect NGTL’s internal control over financial reporting.

Critical Accounting Policy

NGTL’s critical accounting policy, which remains unchanged since December 31, 2004, is the use of accounting for the impacts of rate regulation in accordance with Canadian generally accepted accounting principles (GAAP). For further information on this critical accounting policy, refer to MD&A in NGTL’s 2004 Renewal Annual Information Form.

Critical Accounting Estimate

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company’s consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment.  NGTL’s critical accounting estimate is depreciation expense.  For further information on this critical accounting estimate, refer to MD&A in NGTL’s 2004 Renewal Annual Information Form.

Outlook

The outlook for the company remains relatively unchanged since December 31, 2004.  For further information on outlook, refer to MD&A in NGTL’s 2004 Renewal Annual Information Form.

Recent Developments

On June 7, 2005, the Alberta Energy and Utilities Board (EUB) granted approval of the settlement NGTL negotiated with shippers and other interested parties regarding the annual revenue requirements of the Alberta System for the years 2005, 2006 and 2007. The settlement encompasses all elements of the Alberta System revenue requirement, including operating, maintenance and administration (OM&A) costs, return on equity, depreciation and income and municipal taxes.

In the Alberta System settlement, OM&A costs are fixed at $193 million for 2005, $201 million for 2006, and $207 million for 2007. Any variance between actual OM&A and those agreed to in the settlement in each year will accrue to NGTL. The majority of other cost elements of the 2005, 2006 and 2007 revenue requirements will be treated on a flow through basis.

The negotiating parties agreed the return on equity capital will be calculated annually during the term of the settlement using the EUB formula for the purpose of establishing the annual generic rate of return for Alberta utilities on deemed common equity of 35 per cent. For 2005, the rate of return on common equity under the EUB formula is 9.50 per cent. Depreciation costs will be determined using the depreciation rates and methodology that NGTL proposed to the EUB in its 2004 General Rate Application (GRA).

As part of the settlement, NGTL withdrew its motion filed with the Alberta Court of Appeal in September 2004 for leave to appeal EUB Decision 2004-69 which dealt with Phase 1 of the 2004 GRA.  NGTL also agreed that it would not pursue a review and variance application on the EUB’s findings regarding incentive compensation and long-term incentive costs.

NGTL will continue to charge interim tolls for 2005 for transportation service on the Alberta System. The interim tolls, approved by the EUB in December 2004, will remain in effect until final tolls are established through the Phase II proceeding of the Alberta System’s 2005 GRA. This proceeding does not impact the approved revenue requirement for 2005, but is the next phase in the rate application process that will address the allocation of costs among transportation services and rate design. The EUB has scheduled a hearing for Phase II during fourth quarter 2005.

Share Information

As at June 30, 2005, NGTL had 100,004 issued and outstanding common shares.

Selected Quarterly Consolidated Financial Data (1)

The following sets forth selected quarterly financial data for the last eight consecutive quarters in millions of dollars except for per share amounts.

	2005		2004				2003
	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	306	303	307	300	315	311	329	328
Net Income	44	40	47	38	39	52	51	50

Share Statistics
Net income per share - Basic & Diluted	$440	$400	$470	$380	$390	$520	$510	$500

(1)  The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP.  Certain comparative figures have been reclassified to conform with the current year’s presentation.  For a discussion on the factors affecting the comparability of the financial data, refer to Note 1 of NGTL’s 2004 audited consolidated financial statements.

Factors Impacting Quarterly Financial Information

NGTL’s annual revenues and net income fluctuate over the long term primarily due to terms of negotiated settlements and EUB decisions with respect to the Alberta System.  Generally, quarter over quarter revenues and income during any particular fiscal year remain relatively stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions or negotiated settlements occurring in a particular quarter, and due to items outside of the normal course of operations.

Significant items which impacted the last eight quarters’ net earnings are as follows:

•                  In 2003, NGTL reached a one-year Alberta System Revenue Requirement Settlement for 2003 which included a fixed revenue requirement component of $1.277 billion.

•                  First quarter 2004 net income included approximately $8 million of corporate income tax refunds and refund interest.

•                  In third quarter 2004, the EUB’s decisions on the Generic Cost of Capital and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters.

•                  Second quarter 2005 net income included an adjustment reducing non-regulated deferred tax expense.

Forward-Looking Information

Certain information in this MD&A is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in

North America.  For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission.  NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.